UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 28, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

2008 Results

BBVA reports recurrent attributable profit of €5.4 billion, up 0.2% from 2007

The Group obtains one of the highest profits among international banks, thanks to its strategy of prudence and anticipation

Ø BBVA stays ahead in terms of profitability with ROE (return on equity) at
23.2% and ROA (return on assets) at 1.11%, both excluding non-recurrent items

Ø Operating profit before non-recurrent items rose 8.8% to €10.6 billion thanks to an increase of 21.7% in net interest income and of 14.6% in core revenues

Ø BBVA maintains one of the best cost to income ratios (efficiency) among
European banks, which improved from 42.1% to 41.3%, excluding BBVA Compass

Ø Net attributable profit including non-recurrent items reached €5.02 billion, despite a non-recurrent negative impact of €395m in 2008

BBVA reinforces its solvency adopting internal management measures, without requiring a capital increase. It is adopting a policy of maximum prudence regarding to profit retention and the dividend payout policy in 2008 and 2009

Ø The core capital ratio is now 6.2% compared to 5.8% a year earlier. The bank generated 0.66 percentage points of core capital organically and has lifted the
Tier 1 ratio from 7.3% to 7.9% helped by the successful issue of €1 billion preference shares. This represents an excess over the minimum regulatory required by the Bank of Spain of more than 40%.  Additionally, it still holds sources of non-organic capital such as latent capital gains on the equities portfolio and the bank’s real estate assets

Ø Regarding the final dividend against 2008 earnings, the board will propose the distribution of part of the issue premium reserve in kind, in the form of old shares (about 60.5 million shares), at a ratio of 1 share for every 62. This is equivalent to €0.11 per share, bringing the total dividend for 2008 to €0.614 while increasing the dividend yield from 4.4% in 2007 to 7.1% in 2008.

Ø The Group has announced a prudent dividend policy for 2009 with a payout of
30% in cash. During the year it expects to generate 80 basis points of capital without the need for a capital increase.

Despite the complex environment BBVA's balance sheet remains distinctively strong after increasing its loan portfolio by 7.1% in 2008

Ø The Group’s non-performing asset ratio stands at 2.12%, which compares very favourably with its main international competitors

All business areas demonstrated an ability to generate recurrent earnings thanks to a business model based on retail banking and customer relations

Ø The Spain & Portugal Area increased operating profit 10.8% and its net attributable profit rose 10.2% to €2.6 billion

Ø The Wholesale Banking & Asset Management Area earned €754m (down 15.4%), in contrast with large losses by the industry in this business

Ø In local currency Mexico increased operating profit 16% and net attributable profit grew 12.1% to €1.94 billion

Ø The USA Area has integrated its banks under the BBVA Compass brand and obtains a profit of €317m, excluding the amortization of intangibles

Ø South America had an excellent year: it increased operating profit 28.8% in local currency and net attributable profit rose 22.7% to €727m

In 2008 BBVA recorded net attributable profit before non-recurrent items of
€5.41 billion. This figure is practically the same as 2007 and is remarkable in view of the severe crisis in international banking. In an environment characterised by sharp declines in revenue and profit –even losses– in the rest of the sector, BBVA managed to gain ground thanks to a business model based on retail banking and customer relations. This helped to lift operating profit 8.8%
before non-recurrent items.

While we await the publication of our competitor’s figures, it appears that in
2008 BBVA has become one of the top banks worldwide by size of profit and faces
2009 with ample liquidity and a comfortable capital position. Consistent with its strategy of maximum prudence, the Group has decided to increase its financial strength without the need for a capital increase. It will do this by proposing a more conservative dividend policy for 2008 and 2009. In summary,
BBVA enters 2009 with the goal to continue making the difference in the current difficult environment.

In 2008, a year marked by an international financial crisis, the BBVA Group again demonstrated its capacity to generate recurrent earnings. Consequently it has grown stronger compared to its competitors, confirming the validity of a business model focused on customers and based on lasting relationships of shared knowledge and mutual trust.

All business areas, in their respective segments and regions, contribute to the
Group's performance and maintain advantages compared to their competitors in terms of revenue, efficiency, profitability and asset quality.

Throughout 2008, BBVA’s strength has allowed it to stay focused on the priorities defined at the beginning of the year, such as the implementation of the Innovation and Transformation Plan, the integration of its banks in the
United States, and the underpinning of its strategic alliance with CITIC Group, increasing its stake in its two banking affiliates.

Prudence in dividends

In view of the extremely complex environment, BBVA has decided to prioritise capital strength and will provide adequate shareholder remuneration while reinforcing the Group's capital. With this policy BBVA will continue to be one of the few international banks able to pay dividends in 2008 and 2009 while, at the same time, reinforcing its capital base without resorting to a capital increase.

As part of this customary policy of prudence, it has decided to strengthen capital by adapting its dividend policy to current conditions, which are more demanding in this regard. And it will do this with minimum impact on shareholders.

As a final dividend against 2008 earnings, the Board will propose the distribution of part of the issue premium reserve in kind in the form of old shares currently held as treasury stock (thus without diluting shareholders).
The Board will propose the distribution of some 60.5 million old shares at a ratio of 1 share for every 62. This is equivalent to €0.11 per share and the total dividend for 2008, including the interim dividends, will come to €0.614 per share (€0.73 for 2007). Thus the dividend yield in 2008 increases to 7.1%
(4.4% in December 2007).

With this measure BBVA reinforces its capital position.. Its core capital ratio increased from 5.8% in 2007 to 6.2% in 2008 and the Tier 1 ratio rose from 7.3%
to 7.9%, in this case with the additional support from the successful placement of €1 billion preference shares at the end of 2008. As a result, BBVA exceeds
Bank of Spain’s minimum capital requirements by more than 40%.

BBVA also has additional unused sources of non-organic capital such as latent capital gains on its equities portfolio or its portfolio of the real estate assets it occupies.

This policy of prudence will continue in 2009, in which the Group will propose four dividend payments (three interim and one final), with a payout ratio of 30%
to be paid in cash. This way BBVA will adopt a more conservative policy for
2009, combining a dividend that will be highly attractive to shareholders in the current circumstances while generating 0.80 percentage points of capital in the year.

In summary, these measures allow BBVA to achieve two goals: increase capital adequacy in a difficult environment and maintain attractive shareholder remuneration.

Recurrent earnings

The most significant aspects of the Group's performance for the fourth quarter and for the complete year are summarised below:

Ø In the fourth quarter of 2008 the Group obtained an operating profit of
€2,343m and a net attributable profit of €519m. For 2008 as a whole, operating profit came to €11,279m, an increase of 7.0% compared to the €10,544m in 2007, and net attributable profit was €5,020m.

Ø These earnings are a considerable achievement in a year when most large international banking groups have recorded significant falls in revenues and profits, including losses in some cases. In fact, BBVA probably occupies one of the top positions of the global ranking of profit size in 2008.

Ø These figures are affected by non-recurrent earnings that in 2008 had a negative impact of €395m: €509m on the sale of an interest in Bradesco in the first quarter, less €602m of provisions for non-recurring early retirements in
Spain in the second and fourth quarters, less €302m in a non-recurring provision for the loss derived from the Madoff fraud. By contrast, in 2007 non-recurrent earnings contributed €724m to net attributable profit in the form of capital gains from the sale of an interest in Iberdrola and the sale of buildings, less the endowment for the BBVA Microcredit Foundation and provisions for non-recurrent early retirements. Unless otherwise stated, all remarks below exclude the above non-recurrent items in order to provide a clearer picture of the Group’s performace.

Ø Net attributable profit excluding non-recurrent items in 2008 came to €5,414m, an increase of 0.2% compared to €5,403m in 2007 (the increase was 4.0% at constant exchange rates).

Ø Earnings per share, which were affected by a capital increase in 2007, came to
€1.46, a decline of 2.8% year-on-year. ROE stands at 23.2%, which means BBVA remains one of the most profitable large European financial groups. ROA was
1.11%.

Ø The most dynamic component of the Group’s revenues is net interest income, which grew 21.7% on higher business volumes and on a strategy to defend spreads.
Ordinary revenues rose 10.6% despite conditions that were much less favourable than in 2007.

Ø Expenses continued to grow more slowly, in line with the trend in recent quarters. Therefore operating profit rose 8.8% to €10,552m (up 13.1% at constant exchange rates) and BBVA’s efficiency ratio remained one of the best among large
European banking groups. Including depreciation the ratio was 43.7% and excluding Compass Banking Group it came to 41.3% (an improvement compared to
42.1% in 2007).

Ø Loan-loss provisions increased 47.0% during the year due to the rise in non-performing assets as a result of the deteriorating economic environment, as the Group continues to act with maximum prudence in a very complex economic environment.

Ø Although deteriorating do to the current economic environment, BBVA maintains good credit quality standards, with a controlled non-performing assets ratio
(2.12%), which continues to be lower than most of BBVA’s competitors. The coverage ratio remains high at 91% and the current level of coverage funds stands at €7,830m of which €4,547m is generic.

Ø BBVA has still no need for asset provisions or write-offs related to the crisis in financial markets other than the above mentioned provision for the
Madoff case. And it has not carried out any type of portfolio reclassification related to the latest modification of IAS 39.

Ø In spite of divestments in recent years and the general downturn in the markets, at the end of 2008 the Group still held latent capital gains of €1,523m in its portfolios of equity holdings.

Ø The Group’s capital base is sound and it continues to generate the funds needed to finance growth. In accordance with Basel II rules, at 31-Dec-08 the
Group’s core capital came to 6.2% of risk-weighted assets (an improvement on the
5.8% achieved at the end of 2007), Tier 1 was 7.9% and the BIS ratio was 12.2%.

Ø The market has recognised the Group's comparatively better performance and in a year of sharp falls on stock markets BBVA’s share price was one of those that suffered least among large European financial groups. In fact, it was the second best performer in Europe and top one in the euro zone.

Ø In the Spain & Portugal Area the main driver of revenue is still net interest income, which rose 10.1% thanks to the profitable management of the activity.
Ordinary revenues increased 6.6% and, helped by a 1.1% decline in expenses (a consequence of the Transformation Plan), efficiency again improved. Operating profit rose 10.8% and net attributable profit came to €2,625m, an increase of
10.2%.

Ø Thanks to its business model based on customer franchise, Wholesale Banking &
Asset Management managed to increase revenue in an especially complicated year and ordinary revenues grew 6.7% year-on-year to €1,714m. It also achieved substantial increases in lending and customer funds (up 30.4% and 48.4%, respectively) without impairing its excellent asset quality. Operating profit came to €1,223m and, after allowing for considerable generic loan-loss provisions, net attributable profit was €754m.

Ø In Mexico lending rose 13.8% and customer funds grew 9.2% in pesos. This boosted net interest income 13.7% and other revenues also rose. Expenses continue to grow more slowly and were outpaced by the rise in revenues.
Therefore efficiency improved, leading to increases at constant exchange rates of 16.0% in operating profit and 12.1% in net attributable profit, which came to
€1,938m.

Ø In the United States integration of the four banks ended in November when
Laredo National Bank merged with Compass Bank and work continued on deploying the new BBVA Compass brand. This was accompanied by increases in lending (up
12.3% in dollars) and deposits (up 4.3%). Operating profit came to €686m. After a special effort in loan-loss provisions, net attributable profit came to €211m
(€317m excluding the amortisation of intangibles).

Ø In South America the sharp increase in lending (up 18.1% in local currency)
and customer funds (up 17.8%), aided by the effort to maintain spreads, boosted net interest income 31.1%. Therefore operating profit jumped 28.8%, offsetting the loan-loss provisions required by higher lending, and net attributable profit increased 22.7% at constant rates to €727m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 01/28/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer